Exhibit 99.1

Can-Fite Announces Scientific Breakthrough Publication Demonstrating Anti-Obesity Effect of Namodenoson

Namodenoson’s Favorable Safety Profile and Broad Patent Portfolio Positions it as a Promising Candidate in the Growing Obesity Treatment Market

Ramat Gan, Israel, Feb. 17, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company advancing a pipeline of proprietary small molecule drugs addressing oncological and inflammatory diseases, today announced the publication of a peer-reviewed study in the International Journal of Obesity demonstrating the anti-obesity effect of namodenoson, the Company’s lead drug candidate.

The article, titled “The anti-obesity effect of namodenoson, an A3 adenosine receptor agonist,” is now available online as an Open Access publication (https://rdcu.be/e37sf).

The study evaluated the effects of namodenoson in adipocytes (3T3-L1 fat cells) in vitro and in a murine high-fat diet model of obesity. The findings are consistent with previously reported data from a Phase IIa clinical study in patients with metabolic dysfunction-associated steatohepatitis (MASH), in which treatment with namodenoson for three months was associated with reductions in liver fat and body weight. A Phase IIb MASH study is currently enrolling patients and is designed to evaluate effects on inflammation, fibrosis, steatosis, and body weight.

Namodenoson has demonstrated a favorable safety profile across preclinical and clinical studies and is protected by a broad patent portfolio.

The publication reports that namodenoson significantly inhibited adipocyte proliferation and lipid droplet accumulation in a dose-dependent manner. In the high-fat diet model, daily oral administration of namodenoson for four weeks resulted in a statistically significant reduction in weight gain compared to placebo-treated controls.

Mechanistically, namodenoson was shown to modulate key molecular pathways involved in adipogenesis and inflammation. Treatment upregulated adiponectin, a hormone associated with improved metabolic regulation, and suppressed PI3K, NF-κB, Akt, and Wnt/β-catenin signaling pathways, suggesting a multi-pathway metabolic mechanism.

Namodenoson is currently in advanced clinical development for MASH. The newly published findings expand its potential therapeutic profile into obesity — a rapidly growing global market with substantial unmet need.

Pnina Fishman, Ph.D., Chairperson and Chief Scientific Officer of Can-Fite, stated: “This publication provides the first evidence that namodenoson directly targets adipocyte biology and reduces weight gain in a high-fat diet model. Importantly, the effect is mediated through well-defined molecular pathways, including suppression of adipogenic transcription factors and induction of adiponectin. These findings support further evaluation of namodenoson as a potential oral treatment for obesity and related metabolic disorders.”

The global obesity treatment market is projected to reach $60.5 billion by 2030, growing at a compound annual growth rate (CAGR) of approximately 22%, driven by increasing disease prevalence and demand for safe, effective oral therapies.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase III trial for advanced liver cancer, a Phase IIb trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH), and in a Phase IIa study in pancreatic cancer. A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to any resurgence of the COVID-19 pandemic and the war between Israel and Hamas; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 14, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114